July 1, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                               KMG Chemicals, Inc.

Form 10-K for the fiscal year ended 2004

SEC File No. 0-29278

Dear Mr. Decker:

KMG Chemicals, Inc. (“KMG”) submits the following responses to your letter dated June 7, 2005, containing comments from the staff of the Securities and Exchange Commission relating to KMG’s Form 10-K for the year ended July 31, 2004.  This letter supplements our earlier response on May 6, 2005 to your original comment letter dated March 31, 2005.  In this letter, KMG has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Note 1. Summary of Significant Accounting Policies

Segment Reporting, page 31

1.              We note your response to prior comment 10.  We remind you that paragraph 17 of SFAS 131 also requires that operating segments have similar economic characteristics in order to qualify for aggregation.  Please tell us how you determined you met this criterion.  Please also provide us with the sales, gross profit, and operating profit amounts along with any other information you believe would be useful, for your three operating segments for each of the quarters in the three years ended July 31, 2004, as well as the quarters ended October 31, 2004 and January 31, 2005.

Response:  We do not believe that we have three operating segments.  Rather, we have three product lines within one operating segment.  Our animal health line includes one product, Rabon, and our agricultural line includes one product, MSMA.  The sales force for all products reports to a single vice president-sales, and manufacturing personnel report to a single manager of operations.  Similarly, regulatory matters are managed for all products by the vice president and general counsel.  There are no dedicated product managers with profit and loss responsibility for any one product line, and certain of our products utilize the same production facilities and employees.

In response to the Staff’s request for additional information regarding economic similarities among our product lines, we have attached quarterly information as Appendix 1.  Due to the seasonality of the Rabon and MSMA products, we believe the supplemental information provided below is the most relevant for consideration:

		Fiscal 2002	Fiscal 2003	Fiscal 2004
	Contribution to:
Wood Treating	Sales	$30,755,194	$29,020,886	$36,468,364
	Gross Profit	11,133,535	9,645,383	10,834,813
	Gross Profit Margin	36.2%	33.2%	29.7%
	Operating Income	7,271,664	6,209,528	6,419,223

Rabon	Sales	$0	$2,805,744	$3,462,997
	Gross Profit		1,143,942	1,456,818
	Gross Profit Margin		40.8%	42.1%
	Operating Income		827,066	915,330

MSMA	Sales	$3,682,840	$3,708,956	$3,679,070
	Gross Profit	907,545	501,894	459,808
	Gross Profit Margin	24.6%	13.5%	12.5%
	Operating Income	49,404	(723,441)	(711,985)

Only direct operating expenses associated with a particular product line were considered when calculating a product lines’ contribution to operating income.  Depending on the fiscal year, $3.2 to $3.5 million of indirect general overhead expenses were not allocated to product lines in the table above.

Our animal health product line, Rabon, produced unusually high gross margins in the first 18 months after we acquired it.  For the current fiscal year, year-to-date gross margins have averaged 37%.

Our agricultural chemical line, MSMA, has been commercially available for more than 30 years.  Historically, it has been able to achieve gross margins in excess of 30%.  In fiscal 2001 our average selling price for MSMA was higher, and at that pricing and with our current cost structure we would realize a 31% gross margin in this fiscal year.  Management believes that the product line is in a position to return to that level in the future, and believes that recent results are abnormally low.

Upon considering these factors, we conclude that all of the product lines are high margin products with gross profit margins expected in the 30%-40% range.  Based on this, we believe that our product lines do exhibit similar economic characteristics, and that if they are considered to be separate operating segments, aggregation is appropriate under SFAS 131.

Note 2. Acquisitions, page 32

2.              We note your response to prior comment 11.  Given that you recorded goodwill, it appears that you accounted for this acquisition using SFAS 141, which only applies when net assets that constitute a business are acquired or equity interests of an entity over which you obtain control are acquired.  It is not clear how you determined this acquisition was a business in determining that SFAS 141 was the applicable accounting literature, but not a business when determining whether financial statements were required pursuant to Rule 3-05 of Regulation S-X.  Please advise.

Response:  The Wood Protection Products acquisition included the following:

Equipment	$297,000
Inventory	204,600
Product Registrations	2,360,000
Consulting & Non-compete Agreements	1,254,000
Goodwill	3,040,663
Total Purchase Price	$7,156,263

We hired an independent accounting firm to do the valuation analysis for this transaction.  Their analysis was based on market value estimates for equipment and inventory, and discounted cash flow analyses for the agreements and product registrations acquired.  The amount of unassigned purchase price over the estimated fair value of the assets acquired was assigned to goodwill.

We examined all of the components included in the transaction, including those identified in Appendix A of SFAS 141, and identified no other intangible assets.  Given the purchase price exceeded the fair market value of the acquired assets, we considered whether SFAS 141 would apply.  This consideration included EITF 98-3 as follows:

Inputs

•                  Long-lived assets – included, but minor to this evaluation

•                  Intellectual property – included in the form of product registrations

•                  Ability to obtain access to materials or rights – not included, easily obtained

•                  Employees – not included, easily obtained

Processes

•                  Not included, but the production process is relatively simple and could be obtained or developed with a low level of investment.

Outputs

•                  Ability to access customers – A customer list was not obtained, however, through the non-compete agreement and due to the relative ease with which the customers can be accessed, we concluded this was a minor item.

We then considered the guidance provided in paragraph 6 of EITF 98-3 in order to assess whether the missing elements led to a conclusion that the transferred set did not represent a business.  That guidance included that, “If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.”  Based on these considerations, we concluded SFAS 141 was the appropriate accounting literature.

For the purpose of considering whether separate financial statements were required under Rule 3-05 of Regulation S-X, we considered the guidance included in Rule 11-01(d) as follows:

Rule 11-01(d)(1) – The general revenue producing activity remained the same, however, it was in a different location, with different production facilities, cost structure, etc.  Thus, we do not believe there is sufficient continuity of operations to be meaningful.

Rule 11-01(d)(2) – We considered whether various attributes remained with the company as follows:

•                  Physical facilities – some fixed assets were acquired; however, it was sold for salvage or otherwise used to upgrade some of our other operating facilities.

•                  Employee base – no employees were retained.

•                  Market distribution system – not acquired.

•                  Sales force – not acquired.

•                  Customer base - not acquired, although access to the customer base was obtained via a non-compete agreement.

•                  Operating rights – Operating rights were not obtained, although the product registration was acquired.

•                  Production techniques – not acquired.

•                  Trade names – not acquired.

After considering all of these items, we concluded that there was not sufficient continuity in operations before and after the transaction so that the disclosure of separate financial statements would be material to an understanding of future operations.

3.              We note your response to prior comment 12.  For each acquisition accounted for as a business combination pursuant to SFAS 141, including the WPP acquisition, please provide us with a detailed explanation of how you determined each acquisition qualified as a business in accordance with EITF 98-3.  Please demonstrate how the acquired assets alone represent a self-sustaining set of activities and asset that contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separate from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.  In your explanation, please go through each step of the three-step process outlined in paragraph 6 of EITF 98-3, which should include a detailed explanation of each of the elements included in the assets acquired as well as each of the elements missing from the assets acquired.

Response:  For the WPP acquisition, see our discussion in response to comment 2 above.  For the Trenton Sales acquisition, we considered EITF 98-3 as follows:

The Trenton Sales acquisition included the following:

Product Registrations	$2,018,000
Non-compete Agreement	131,000
Goodwill	737,771
Total Purchase Price	$2,886,771

The valuation analysis related to this transaction was based on discounted cash flow analyses for the non-compete agreement and the product registration acquired.  The amount of unassigned purchase price, over the estimated fair value of the other assets acquired was assigned to goodwill.

We examined all of the components included in the transaction including those identified in Appendix A of SFAS 141, and identified no other intangible assets.  Given the purchase price exceeded the fair market value of the acquired assets, we considered whether SFAS 141 would apply.  This consideration included EITF 98-3 as follows:

Inputs

•                  Long-lived assets – not obtained

•                  Intellectual property – included in the form of product registrations

•                  Ability to obtain access to materials or rights – included, but minor to this evaluation

•                  Employees – not included, easily obtained

Processes

•                  Not included, but the business is simply composed of purchasing creosote and distributing it to customers.  The necessary processes could be obtained with a minor investment.

Outputs

•                  Ability to access customers – A customer list was not obtained, however, through the non-compete agreement and due to the relative ease with which the customers can be accessed, we concluded this was a minor item.

As previously indicated, paragraph 6 of EITF 98-3 states that “If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.”  Based on these considerations, we concluded that SFAS 141 was the appropriate accounting literature.

Note 7. Intangible and Other Assets, page 36

4.              We note your response to prior comment 13.  Please tell us more about the product registrations which are not subject to amortization.  Specifically address the following:

•                  Tell us whether these product registrations expire after a certain period.  If so, for each of these product registrations, tell us the period after which they expire, the term of the renewal periods, and the costs of renewal; and

•                  Help us understand why you were only using a 15 year amortization period prior to the adoption of SFAS 142.  Tell us the specific facts and circumstances that changed upon the adoption of SFAS 142 that led you to determine it was appropriate to go from a 15 year estimated useful life to an indefinite useful life.

Response:  Our product registrations are governed by the Federal, Insecticide, Fungicide and Rodenticide Act (FIFRA), and are administered by the EPA.  Product registrations are renewed annually on the payment of an annual fee of less than $5 thousand per registration.  In order to cancel a registration for other than non payment of the annual fee, the EPA must pursue an extended cancellation process.  We have never had registration renewals refused, and our current intention is to renew the product registrations indefinitely.

Prior to the effective date SFAS 142, all intangible assets were required to be amortized over some estimated life.  Although we believed that the useful life of our intangible assets was indefinite, we selected a 15 year life as the best then permissible alternative.  The rationale for this was that each product registration is supported by extensive laboratory test data, and any specific piece of test data in support of a product registration could be cited by a third party in support of their registration effort without paying compensation for the data only after the test data has been on file with the EPA for at least 15 years.  In the absence of a better indicator, we concluded that a 15 year life was the most appropriate estimate.  The facts and circumstances around the registrations did not change upon our adoption of SFAS 142; rather, we evaluated the registrations in connection with the new accounting literature and concluded that they have an indefinite life as noted above and in our prior response.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ John V. Sobchak

John V. Sobchak
Vice President and Chief Financial Officer

Appendix 1

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
FISCAL 2002	10/31/01	01/31/02	04/30/02	07/31/02
WOOD TREATING CHEMICALS:
REVENUE	$7,916,991	$6,857,357	$8,320,548	$7,660,296
GROSS PROFIT	2,530,066	2,365,231	3,200,611	3,037,628
OPERATING PROFIT	1,471,649	1,420,663	2,184,503	2,194,850

RABON
REVENUE	$0	$0	$0	$0
GROSS PROFIT	0	0	0	0
OPERATING PROFIT	0	0	0	0

MSMA
REVENUE	$180,338	$713,972	$462,697	$2,325,833
GROSS PROFIT	105,934	187,501	125,447	488,662
OPERATING PROFIT	(94,977)	44,059	(86,698)	187,020

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
FISCAL 2003	10/31/02	01/31/03	04/30/03	07/31/03
WOOD TREATING CHEMICALS:
REVENUE	$7,778,358	$5,871,328	$6,939,950	$8,431,250
GROSS PROFIT	2,679,654	2,047,225	2,277,097	2,641,407
OPERATING PROFIT	1,848,711	1,378,497	1,270,127	1,712,192

RABON
REVENUE	$0	$11,190	$1,242,611	$1,551,943
GROSS PROFIT	0	4,135	513,998	625,810
OPERATING PROFIT	0	(69,406)	477,838	418,633

MSMA
REVENUE	$275,271	$404,781	$797,225	$2,231,678
GROSS PROFIT	36,697	6,022	23,774	435,400
OPERATING PROFIT	(357,034)	(336,728)	(141,401)	111,722

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
FISCAL 2004	10/31/03	01/31/04	04/30/04	07/31/04
WOOD TREATING CHEMICALS:
REVENUE	$7,975,149	$8,105,841	$10,011,491	$10,375,882
GROSS PROFIT	2,439,596	2,376,634	3,072,294	2,946,287
OPERATING PROFIT	1,575,973	1,337,353	1,766,632	1,739,264

RABON
REVENUE	$207,500	$101,412	$1,483,960	$1,670,125
GROSS PROFIT	90,937	44,830	616,654	704,396
OPERATING PROFIT	(22,686)	(101,974)	492,155	547,835

MSMA
REVENUE	$189,462	$329,513	$928,224	$2,231,871
GROSS PROFIT	15,672	7,276	7,284	429,577
OPERATING PROFIT	(322,986)	(436,561)	(162,360)	209,921

	Quarter Ended	Quarter Ended
FISCAL 2005	10/31/04	01/31/05
WOOD TREATING CHEMICALS:
REVENUE	$12,810,820	$11,142,808
GROSS PROFIT	4,022,362	3,707,106
OPERATING PROFIT	2,486,948	2,077,873

RABON
REVENUE	$350,173	$990,546
GROSS PROFIT	158,268	411,786
OPERATING PROFIT	(98,666)	219,158

MSMA
REVENUE	$433,585	$343,449
GROSS PROFIT	54,711	56,586
OPERATING PROFIT	(244,392)	(430,996)

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